UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D–9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

WAVECOM S.A.

(Name of Subject Company)

WAVECOM S.A.

(Name of Person(s) Filing Statement)

Shares, nominal value €1.00 each

American Depositary Shares, evidenced by

American Depositary Receipts, each representing one Share

(Title of Class of Securities)

943531103

(CUSIP Number of Class of Securities)

Ronald D. Black

Chief Executive Officer

Wavecom S.A.

3, esplanade du Foncet

92442 Issy-Les-Moulineaux Cedex, France

Tel: +33 1 46 29 08 00

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Linda Hesse	Stephen Gillette
Renaud Bonnet	Daniel Mitz
Jones Day	Jones Day
120 rue du Faubourg Saint-Honoré	1755 Embarcadero Road
75008 Paris, France	Palo Alto, CA 94303
Tel : +33 1 56 59 39 39	Tel : (650) 739 – 3939

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On October 24, 2008, Wavecom (the “Company” or “Wavecom”) included the following article in its internal employee newsletter.

Wavecom shareholders are urged to read Wavecom’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by Wavecom with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at www.wavecom.com.

(From Wavecom internal employee newsletter Com.Wave Express (October 24, 2008))

Monday morning October 6th as people arrived at work in the headquarters the talk was all about the report on a morning financial radio station (BFM) that Gemalto, a leader in smart-card technology, had filed an offer at the French stock market authority (AMF) to buy Wavecom for €7 per share.

As Ron Black explained – “The Board considered this a hostile takeover attempt since Gemalto did not discuss the terms of the offer with Wavecom prior to making the official bid. In essence, they are taking their offer directly to our shareholders and, in this way, are seeking to bypass the Wavecom Board of Directors. And that is the definition of a “nonsolicited” or, in everyday language, a “hostile” bid”.

In a meeting with employees last Wednesday after the publication of our Q3 results, Ron shared with employees the presentation he had given to the financial community earlier that day. He stressed the fact that this kind of hostile takeover is very rare in the high tech industry and that it was clearly “asymmetric”, meaning that it provides a way for Gemalto to gain more influence over our strategic initiatives such as IDS, inSIM® and Anyware Technologies whilst Wavecom does not need Gemalto given that we can obtain SIM technology from a variety of sources.

While this type of hostile proposal can be very disconcerting for employees as it adds uncertainty to our everyday lives, it is important for everyone to realize that such an offer means that others see the value that Wavecom has created, and that the “distraction” should not stop us from doing our jobs at the highest level – and clearly, we must above all focus on servicing our customers to the fullest.

Michel Alard concluded, “Wavecom is a combination of very talented people who have, as a team, created a value that needs to be recognized. I have confidence that our Board of Directors, that is made up of experienced, seasoned executives, will show the calm and wisdom to make the outcome of this situation in the best interest of all Wavecom stakeholders – including our employees.

*****

Wavecom shareholders and employees are urged to read Wavecom’s Note en réponse when it is filed with the Autorité des Marchés (the “AMF”) and its Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed with the U.S. Securities and Exchange Commission (the “SEC”), as they will contain important information. The Note en réponse and the Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the are available without charge from, respectively, the AMF’s website at www.amf-france.org or the SEC’s website at www.sec.gov, and at www.wavecom.com.